Exhibit 23.1.2






                         [Letterhead of Arthur Andersen]






AEX Effectenbeurs N.V.
P.O. Box 19163
1000 GD Amsterdam
The Netherlands


Dear Sirs:

     As independent public accountants with respect to Chicago Bridge & Iron Company N.V., we hereby consent to the use of our audit report, addressed to the shareholder of Chicago Bridge & Iron Company N.V. in respect of the December 31, 1996 balance sheet and to all references to our Firm in the form and context in which they are included in this Registration Statement on pages F-52 through F-54 dated November 10, 19, 1997.

     It should be noted that we have not made an examination of any financial statements of Chicago Bridge & Iron Company N.V. as of any date or for any period subsequent to December 31, 1996, the date of the latest financial statements covered by our report.

Very truly yours,



/s/ Arthur Andersen & Co.
------------------------------
    Arthur Andersen & Co.

Amsterdam, The Netherlands
November 10, 1997